Exhibit 99.4

EF001 Page 1 of 2 v 1.1.1 Disclaimer Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arisen from or in reliance upon the whole or any part of the contents of this announcement. Cash Dividend Announcement for Equity Issuer Issuer name Noah Holdings Private Wealth and Asset Management Limited Stock code 06686 Multi-counter stock code and currency Not applicable Other related stock code(s) and name(s) Not applicable Title of announcement FINAL DIVIDEND FOR THE YEAR ENDED DECEMBER 31, 2025 (UPDATED) Announcement date 29 April 2026 Status Update to previous announcement Reason for the update / change No update / change on the information last set out in the dividend form per se. As of the date of the annual results announcement of the Company in relation to the distribution of final dividend (i.e., March 25, 2026), the Company had 327,835,427 issued and outstanding shares (excluding treasury shares and shares repurchased pending cancellation). Due to subsequent share repurchases and the vesting of restricted share units under the 2022 Share Incentive Plan, the total number of issued and outstanding shares of the Company has slightly increased to 327,867,117 Shares as of the Latest Practicable Date of the circular of the Company in relation to the annual general meeting (i.e., April 22, 2026). The Company intends to maintain the total final dividend at RMB306.0 million, and the final dividend per share remains unchanged at approximately RMB0.933 due to rounding. Information relating to the dividend Dividend type Final Dividend nature Ordinary For the financial year end 31 December 2025 Reporting period end for the dividend declared 31 December 2025 Dividend declared RMB 0.933 per share Date of shareholders' approval 11 June 2026 Information relating to Hong Kong share register Default currency and amount in which the dividend will be paid HKD amount to be announced Exchange rate To be announced Ex-dividend date To be announced Latest time to lodge transfer documents for registration with share registrar for determining entitlement to the dividend To be announced Book close period Not applicable Record date To be announced Payment date To be announced

EF001 Page 2 of 2 v 1.1.1 Share registrar and its address Computershare Hong Kong Investor Services Limited Shops 1712-1716 17/F, Hopewell Center 183 Queen’s Road East Wan Chai Hong Kong Information relating to withholding tax Details of withholding tax applied to the dividend declared Not applicable Information relating to listed warrants / convertible securities issued by the issuer Details of listed warrants / convertible securities issued by the issuer Not applicable Other information Other information Not applicable Directors of the issuer As of the date of this announcement, the Board comprises Ms. Jingbo Wang, the chairwoman, and Mr. Zhe Yin as Directors; Ms. Chia-Yue Chang, Mr. Boquan He and Mr. David Zhang as non-executive Directors; and Ms. Xiangrong Li, Ms. Cynthia Jinhong Meng and Ms. May Yihong Wu as independent Directors.